FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Peru Field Trip 2010 presentation.

REPSOL

Peru Field Trip September 2010

PERU LNG

Antonio Díaz

LNG Director Perú

PERU

FIELD

TRIP

2010

PERU

FIELD

TRIP

2010

Disclaimer

REPSOL

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

PERU

FIELD

TRIP

2010

Agenda

REPSOL

Repsol LNG business highlights

PERU LNG

PERU

FIELD

TRIP

2010

Repsol in the LNG Value Chain

REPSOL

Production

E&P: Gas Production

30% T&T

10% Peru

Liquefaction

LNG Production

22.5% ALNG 1,2,3 and 4

20% PERU LNG

Shipping

Marketing & Transport

Off-take:

• ALNG 2,3 and 4 (28%)

• PERU LNG (100%)

Shipping capacity:

11 LNG Carriers

Regas & Transport

LNG Regasification

• 75% Canaport (100% capacity)

Market

NG Commercialization

• Europe

• USA

• Latin America

Upstream

Midstream

Downstream

PERU

FIELD

TRIP

2010

Repsol’s LNG commercial flows

REPSOL

Canada

Spain

Mexico

T&T

Panama Canal (2014)

Peru

Argentina

Far East

Regas capacity

Liquefaction capacity

Long Term Flows

Short Term / Spot Flows

PERU

FIELD

TRIP

2010

Strong pipeline of Upstream and LNG Projects

REPSOL

I/R (Libya)

FID: 2007 Production: 75 kboe/d

Shenzi (US GoM)

FID: 2006 Production: 121 kboe/d

Canaport

Start-up: 3Q 2009 Capacity:

10 Bcma

Peru LNG

Start-up: 2Q 2010 Capacity:

6 Bcma

Kinteroni (Peru)

FID: 2009 Production: 40 kboe/d

Margarita–Hua-caya (Bolivia)

FID Pending (2010) Production: 86 kboe/d

Guará (Brazil)

FID Pending (2010) Production: 250 kboe/d

Carabobo (Venezuela)

FID Pending (2012) Production: 400 kboe/d

Reggane (Algeria)

FID: 2009 Production:

8 Mm3/d

Cardon IV (Venezuela)

FID Pending (2011) Production:

8 Mm3/d in 2014

Carioca (Brazil)

FID Pending (2011) Production: 110 kboe/d

Piracucá (Brazil)

FID Pending (2011) Production: 25 kboe/d

US GoM

Buckskin Shenzi G-104 & Shenzi-8: increase the potential of the current fields and the North flank

Brazil Abaré, Abaré West & Iguazú in BM-S-9 Panoramix: new discovery in BM-S-48

Morocco Tangier-Larache, first discovery success in Moroccan offshore

Sierra Leone & West Africa Venus B-1, first offshore discovery in an unexplored area Start up 2008 2009 2010 ... 2012 2013 2014 2015 . beyond

Liquids Gas LNG

Note: All production figures indicate gross plateau production

PERU

FIELD

TRIP

2010

Agenda

REPSOL

Repsol LNG business highlights

PERU LNG

PERU FIELD TRIP 2010

Repsol's Natural Gas Value Chain in Perú

REPSOL









UPSTREAM (Exploration & Production)	PIPELINE TRANSPORT (NGs & LPGs)	LIQUEFACTION	LNG COMMERCIALIZATION
		DOMESTIC MARKET (NGs & LPGs)	
Production (gross): NG: 28.3 Mm3/d NGL: 85 Kbopd	**Pipeline lengths** Liquid line: 535 km Gas Line: 715 km		
Repsol's Partners - Hunt Oil - SK Corporation - Pluspetrol - Petrobras - Sonatrach - Tecpetrol	**Repsol's Partners** - Hunt Oil - SK Corporation - Pluspetrol - Sonatrach - Tecpetrol Perú - Tractebel - Graña y Montero	**PERU LNG Partners** - Hunt Oil 50% - SK Corporation 20% - Marubeni 10% - Repsol 20%	**OFF TAKE:** 100% Repsol

8

PERU

FIELD

TRIP

2010

Historical Summary

REPSOL

• Manzanillo Start up.

• First Cargo 22/06

• Financial Close

2011

2010

2008

2007

2005

• SPA signing with CFE ( Manzanillo)

• Agreements with Hunt/ PERULNG

• With Hunt:

• Presence in Upstream .

• Access to Gas Transporting.

• Participation in PERU LNG.

• With PERU LNG:

• 100% Offtaker of LNG production .

PERU

FIELD

TRIP

2010

Integrated Project

REPSOL

Quito

Cotopaxi

Latacunga

Napo

Chimborazo

ECUADOR

Guayaquil

Azogues

Cuenca

Machala

Loja

Piura

Chiclayo

COLOMBI

Amazona

Iquitos

Rio J

ERU

PERU LNG:

• Liquefaction Plant

• Marine Terminal

• Pipeline

Malvinas Lima Lima Pipelines PERU LNG Cusco Cusco Cuzco

Pisco TGP:

• Gas Pipeline

• Liquids Pipeline

Rio

Cobija

Nevado

Illampo

La Pa

CAMISEA:

• Blocks 56 & 88

• Treatment Plants

PAGORENI

Block 56 SAN MARTIN CASHIRIARI

Block 88

PERU MATO GROSSO

PERU

FIELD

TRIP

2010

Pipeline

REPSOL

Pipeline from Chiquintirca to Pampa Melchorita

Construction Contractor: Techint.

LIMA

Lima City Gate (Lurin)

LNG PLANT

18” 24” 32”

CUA

NGL Terminal (Pisco)

408 KM en 34”

LNG Compression

+147 bar (2,100psi) inlet;

4,000 psi reinyect

Bev.

4,500 m

3,500 m

2,500 m

1,500 m

500 m

Coast Mountains Reinforest

715 620 540 211 0

PERU

FIELD

TRIP

2010

Plant Overview

REPSOL

LNG Plant

Nominal Capacity : 4.45 Mtpa.

Technology : Air Products.

LNG Storage capacity: 2 x 130,000 m3 tanks

EPC Contractor: CB&I

Marine Terminal

Facility capable of receiving LNG Carriers up to 175,000 m3

1.3 km jetty with loading platform and ships dock

800m breakwater

EPC Contractor: CDB Consortium

(Saipem, Odebrecht and Jan De Nul)

PERU

FIELD

TRIP

2010

Project Execution

REPSOL

The project objectives were all successfully achieved :

Safety

Minimum environmental impact.

On schedule

Within budget.

5,000 CB&I employees on Process area (octubre-09)

PERU

FIELD

TRIP

2010

Safety

REPSOL

Industry Standards and PERU LNG objectives have been surpassed. More than 66 million man hours worked.

More than 36 million kilometers driven.

Only 14 LTI (Lost Time Incidents) and 60 Medical Aids during the whole project.

Driving Recordable Lost Time Incident Rate & Incident Incident Incident targets

Rate Rate Rate

Project 1.93 0.22 0.04

Project Target <7.53 ≤1.25 ≤0.25

base 200,000 HH

Workforce Profile

12000

11000

10000

9000

8000

7000

6000

5000

4000

3000

2000

1000

0

Pipeline

Plant

28/09/2007

28/10/2007

28/11/2007

28/12/2007

28/01/2008

28/02/2008

28/03/2008

28/04/2008

28/05/2008

28/06/2008

28/07/2008

28/08/2008

28/09/2008

28/09/2008

28/10/2008

28/11/2008

28/12/2008

28/01/2009

28/02/2009

31/03/2009

30/04/2009

31/05/2009

30/06/2009

31/07/2009

31/08/2009

30/09/2009

31/10/2009

30/11/2009

31/12/2009

31/01/2010

28/02/2010

31/03/2010

30/04/2010

31/05/2010

30/06/2010

31/07/2010

PERU

FIELD

TRIP

2010

Project Schedule

REPSOL

Construction

Commissioning & Start Up

Operation

2010 2007 - 2009

May Jun Jul Ago Sept Oct Nov Dec

RLFC (16th June) Contractual RLFC (28th May) First Shipment 22nd June

Initial Period Commercial Period

Notes:

• FID: 22nd Dec, 2006.

• Commissioning Started: Feb 2009.

• Initial Period: ~ 4 months.

• Comercial Period: 18 years

• RLFC (Ready to Load First Cargo)

Commercial Operations Date

PERU

FIELD

TRIP

2010

Cargos and LNG Production

REPSOL

LNG cargos (m3)

180,000

160,000

140,000

120,000

100,000

80,000

60,000

40,000

20,000

0

June

July

August

20

10

5

Monthly LNG production (TBTU’s)

MonthlyLNG production (TBTUs)

LNG cargos (m3)

PERU

FIELD

TRIP

2010

Environmental and Social Responsibility

Community relations

REPSOL

Agriculture and livestock programs

Capacity building programs

Health support

Educational support

Environmental monitoring and biodiversity conservation

Archaeological monitoring program

Employment generation

Fortaleciendo la gestión de la inversión municipal

Fortaleciendo las pymes en Chincha y Cañete

Allin Minkay

Unidos para el Desarrollo Agropecuario

Agro CULTIVANDO UNA VIDA MEJOR

Progreso

PERU

FIELD

TRIP

2010

Total Project Budget

REPSOL

MU$

4,500

3,750

3,000

2,250

1,500

750

0

Total Project Budget

Dic.06 Estimated VS Jun.10 Estimated

-3%

Dic.06 Estimated Jun.10 Estimated

Financial Costs

Project Costs

PERU

FIELD

TRIP

2010

Project External Financing

REPSOL

External Financing ( MUS$)

Multilateral

Agencies

2,050

Local Bonds

200

Total External Financing : MUS$ 2,250

PERU FIELD TRIP 2010

Project Structure
Contractual Framework

REPSOL

Investment Agreement
GoP / PERU LNG

Gas Supply Agreement (GSA)	Master Transportation Agreement (MTA)	Sales Purchase Agreement (SPA)
Camisea / PERU LNG 4.2 TCF Reserves dedicated in Camisea Term: 18 years	TgP / PERU LNG Firm Contract 620 M SCFD Term: 23 years. Option18 years.	PERU LNG / Repsol Comercializadora FOB ACQ: 218 Tbtu / year. Term: 18 years.





Article 62 of the constitution: "Laws or legal disposition of any class cannot modify contractual terms".

20

PERU

FIELD

TRIP

2010

Recent GoP Decrees

REPSOL

The government of Peru has recently issued two Supreme Decrees instructing Perupetro to renegotiate the License Contracts of blocks 56 and 88 with the aim of:

Guaranteeing that the minimum royalties paid for the gas exported will be at least equal to the average of the domestic market

The reserves of the block 88 will be fully dedicated to the domestic market.

Possible impact to Peru LNG:

The License Contracts are protected by the constitution of Peru. They can not be modified by Supreme Decrees, only by mutual agreement.

Peru LNG has no obligation to accept a pass-through of any modification by mutual agreement of the license contracts.

PERU

FIELD

TRIP

2010

Repsol’s Natural Gas Value Chain in Perú

REPSOL

UPSTREAM

(Exploration & Production)

Production (gross): NG: 28.3 Mm3/d NGL: 85 Kbopd

Repsol’s Partners

-_Hunt Oil

- SK Corporation

- Pluspetrol

- Petrobras

- Sonatrach

- Tecpetrol

PIPELINE TRANSPORT

(NGs & LPGs)

Pipeline lengths Liquid line: 535 km Gas Line: 715 km

Repsol’s Partners

- Hunt Oil

- SK Corporation

- Pluspetrol

- Sonatrach

- Tecpetrol Perú

- Tractebel

- Graña y Montero

DOMESTIC MARKET

(NGs & LPGs)

LIQUEFACTION

PERU LNG Partners

- Hunt Oil 50%

- SK Corporation 20%

- Marubeni 10%

LNG COMMERCIALIZATION

OFF TAKE:

100% Repsol

PERU

FIELD

TRIP

2010

Available Volumes from Peru LNG

REPSOL

Plant production volume: 6 Bcma (4.4 Mtpa)

Repsol: 100% Off-take

CFE SPA

Term: 15 years

DES Manzanillo.

bcm

7

6

5

4

3

2

1

0

Short / Mid Term volumes

Possible excess Quantities (0.19 bcma)

Long Term Non committed volumes (1.46bcma)

MANZANILLO

(75%= 4.4bcma)

2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

PERU

FIELD

TRIP

2010

PERU LNG Fleet and Commercialization 2010-2014

REPSOL

Round trip days

CANAPORT

9,628 nm SPAIN

COSTA 9,614 nm AZUL 51

3,700 nm FAR EAST 51 MANZANILLO 9,700 nm

21 2,586 nm

51

17 PERÚ LNG CAMISEA 4,2 MTPA

2 x 130,000 m3

PERU

FIELD

TRIP

2010

Arbitrage Opportunities

REPSOL

$ MBtu

12

10

8

6

4

2

0

Historical Futures

HH

Algonquin

12% Brent

NBP

JKM

sep-09

nov-09

ene-10 mar-10 may-10 jul-10 sep-10 nov-10 ene-11 mar-11 may-11 jul-11 sep-11 nov-11 ene-12 mar-12 may-12 jul-12 sep-12 nov-12 ene-13 mar-13 may-13 jul-13 sep-13

Source: Platts

Potential to obtain very attractive margins in sales of the excess volumes to Far East and Europe

PERU

FIELD

TRIP

2010

Project Pictures

MCHE transportation

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Camp site (partial); temporary electrical generation

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Spool manufacturing workshops

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (Feb 2008)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (Apr 2008)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (Sept 2008)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (Sept 2008)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (Sept 2008)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (Sept 2008)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (March 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

LNG tanks construction (March 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Marine works (March 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Marine works (September 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (July 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (July 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (July 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Construction site (Sept 2009)

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Pipeline

REPSOL

PERU

FIELD

TRIP

2010

Project Pictures

Pipeline

REPSOL

PERU

FIELD

TRIP

2010

Pipeline

Golden weld

REPSOL

PERU

FIELD

TRIP

2010

Vessel:

Barcelona Knutsen

REPSOL

PERU

FIELD

TRIP

2010

Dedication Ceremony

Pampa Melchorita

REPSOL

PERU

FIELD

TRIP

2010

Dedication Ceremony

Lima Art Museum

REPSOL

PERU

FIELD

TRIP

2010

Summary

REPSOL

You are visiting the most recently started up LNG plant.

Peru LNG has been an outstanding project.

Constitutional guarantee for contracts.

The LNG purchase contract is very important for Repsol, not only in terms of volume, but allowing us to have access to new markets.

High value of the Repsol SPA due to the free destination and the arbitrage opportunities.

REPSOL

Peru Field Trip September 2010

PERU LNG

Antonio Díaz

LNG Director Perú

PERU

FIELD

TRIP

2010

REPSOL

Peru Field Trip September 2010

PERU LNG

Carlos López

Deputy General Manager

PERU LNG

PERU

FIELD

TRIP

2010

PERU

FIELD

TRIP

2010

Gas Liquefaction Process

REPSOL

MEASUREMENT & CONDITIONING

G.N.

LIQUIDS

ACID GAS ELIMINATION

F/G

F/G

ATM

DRYING

F/G

WATER

LOADING ARMS

LNG TANKS

PROPANE CYCLE

M.C.H.E.

Hg REMOVAL

4 5 6

4

5

6

1

2

3

M.R. CYCLE

1 2 3

METHANE

NITROGENE

ETHYLENE

PERU

FIELD

TRIP

2010

Plant Overview

REPSOL

LNG Jetty & Breakwater

LNG Tanks

Air Coolers

Gas Conditioning

MCHE

Metering Facilities

Compressors

Power Generators

PERU

FIELD

TRIP

2010

Plant Tour

REPSOL

1 Conference Room

2 South Side

4 Jetty

3 North Side

1 2 3 4

REPSOL

Peru Field Trip September 2010

PERU LNG

Carlos López

Deputy General Manager

PERU LNG

PERU

FIELD

TRIP

2010

PERU

FIELD

TRIP

2010

Pipeline

World’s highest pipeline

REPSOL

REPSOL

PERU

FIELD

TRIP

2010

Pipeline

Extremely hard conditions

REPSOL

REPSOL

PERU

FIELD

TRIP

2010

Plant

REPSOL

REPSOL

PERU

FIELD

TRIP

2010

Marine Terminal

REPSOL

REPSOL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 9th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director